Exhibit 99.1

 ASX Market Announcement 4th June 2019 CORRECTION TO 6 MAY 2019 APPENDIX 3B Genetic Technologies Limited (ASX: GTG) (Company) refers to an Appendix 3B announced on 6 May 2019. Due to an administrative error, the Appendix 3B announced on 6 May 2019 misstated the Company's remaining issue capacity under the ASX Listing Rules 7.1 & 7.1A. The correct amount of the Company's remaining issue capacity under ASX Listing Rule 7.1 is 281,617,374 equity securities and the correct amount of the Company's remaining issue capacity under ASX Listing Rule 7.1A is 181,814,713 equity securities. Please find attached an Appendix 3B which shows the correct number of quoted securities as at the date of this announcement. For further information please contact: Paul Viney Company Secretary Genetic Technologies Limited +61 438072616 About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company lead product s GeneType for Breast Cancer and ‘GeneType for Colorectal Cancer’ are clinically validated risk assessment tests for non-hereditary breast cancer and are first in class. Genetic Technologies is developing a pipeline of risk assessment products. For more information, please visit www.gtglabs.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertaint ies and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.comAustralia ABN 17 009 212 328+61 3 8412 7000

Appendix 3B New issue announcement Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13 Name of entity ABN We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). +Class of +securities issued or to be issued 1 Number of +securities issued or 2 to be issued (if maximum number be issued known) or which may 3 Principalterms +securities(e.g. of the ifoptions, exercise price and expiry date; if partlypaid+securities, amount outstanding and the due if the dates for payment; securities, +convertible conversion price and dates for conversion) + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 1 Not applicable - refer to cover page Not applicable - refer to cover page Not applicable - refer to cover page 17 009 212 238 GENETIC TECHNOLOGIES LIMITED

Appendix 3B New issue announcement Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? 4 If the additional +securities do not rank equally, please state:   the date from which they do the extent to which participateforthe dividend, (in the case they next of a or trust, distribution) interest payment the extent to which they do not rank equally, other than in relation to the next  dividend, distributionor interest payment 5 Issue price or consideration 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) Is the entity an +eligible entity 6a that has obtainedsecurity holderapprovalunderrule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i 6b The date the security holder resolution under rule 7.1A was passed Number of +securities 6c issued holder without security approval under rule 7.1 + See chapter 19 for defined terms. Appendix 3B Page 2 Doc ID 640919553/v1 04/03/2013 100,000,000fullypaidordinaryshares issued on 24 October 2018 29 November 2018 Yes Not applicable - refer to cover page Not applicable - refer to cover page Not applicable - refer to cover page

Appendix 3B New issue announcement Number of +securities issued with security holder approval under rule 7.1A 6d Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) 6e Number of +securities issued under an exception in rule 7.2 6f If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation. 6g If +securities were issued under 6h rule 7.1Afornon-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements 6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements +Issue dates Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. 7 Cross reference: item 33 of Appendix 3B. Numberand+classofall +securitiesquotedonASX (includingthe+securities in section 2 if applicable) 8 + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 3 Number +Class 2,716,712,693 fully paid ordinary shares Not applicable - refer to cover page 7.1: 281,617,374 7.1A: 181,814,713 Not applicable see securities listed at item 9

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 4 Doc ID 640919553/v1 04/03/2013

Appendix 3B New issue announcement Numberand+classofall +securities not quoted on ASX 9 (includingthe +securities section 2 if applicable) in 10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) Part 2 - Pro rata issue 11 Is security holder approval required? 12 Is the issue renounceable or non-renounceable? Ratio in which the +securities will be offered 13 + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 5 Not applicable Number +Class 5,000,000 5,000,000 10,500,000 12,500,000 15,500,000 26,250,000 25,000,000 25,000,000 Options at $0.02, exp. 24/11/20 (GTGAD) Options at $0.02, exp. 31/03/21 (GTGAD) Options at $0.01, exp. 16/02/22 (GTGAD) Options at $0.0153, exp. 08/08/21 Options at $0.01, exp. 11/12/21 Class A - Performance Rights at $0, exp. 11/12/21 Class B - Performance Rights at $0, exp. 11/12/21 Class C - Performance Rights at $0, exp. 11/12/21

Appendix 3B New issue announcement +Class of +securities to which the offer relates 14 +Record 15 datetodetermine entitlements 16 Will holdings on different registers (or subregisters) be aggregatedfor entitlements? calculating 17 Policy for deciding entitlements in relation to fractions 18 Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closingdateforreceipt acceptances or renunciations of + See chapter 19 for defined terms. Appendix 3B Page 6 Doc ID 640919553/v1 04/03/2013

Appendix 3B New issue announcement 20 Names of any underwriters 21 Amount of any underwriting fee or commission 22 Names of any brokers to the issue 23 Fee or commission payable to the broker to the issue 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders 25 If the issue is contingent on security holders’ approval, the date of the meeting 26 Date entitlement and acceptance form and offer documents will be sent to persons entitled 27 If the entity has issued options, and the holders exercise, terms entitle option toparticipate on the date on which notices will be sent to option holders 28 Date rights trading will begin (if applicable) 29 Date rights trading will end (if applicable) 30 How do security holders sell their entitlements in full through a broker? 31 How do security holders sell part of their entitlements through a broker and accept for the balance? + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 7

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 8 Doc ID 640919553/v1 04/03/2013

Appendix 3B New issue announcement 32 How do security holders dispose of their entitlements (except by sale through a broker)? +Issue date 33 Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities Type of +securities (tick one) 34 +Securities described in Part 1 (a) All other +securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities (b) Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 35 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 36 A copy of any trust deed for the additional +securities 37 + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 9

Appendix 3B New issue announcement Entities that have ticked box 34(b) Number of +securities for which +quotation is sought 38 +Class of +securities for which quotation is sought 39 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? 40 If the additional +securities do not rank equally, please state:   the date from which they do the extent to which they next of a participate forthe dividend, (in the case trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend,  distribution payment or interest 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security) +class 42 Number and of all ASX in +securitiesquoted on +securities (including clause 38) the + See chapter 19 for defined terms. Appendix 3B Page 10 Doc ID 640919553/v1 04/03/2013 Number +Class

Appendix 3B New issue announcement Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX.  The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.  There is no reason why those +securities should not be granted +quotation. An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.  If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: Date: 4 June 2019 Company Secretary Print name: Paul Viney + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 11

Appendix 3B New issue announcement == == == == == + See chapter 19 for defined terms. Appendix 3B Page 12 Doc ID 640919553/v1 04/03/2013

Appendix 3B New issue announcement Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 13 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue 2,435,282,724 Add the following: •Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2 •Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval •Number of partly paid +ordinary securities that became fully paid in that 12 month period Note: •Include only ordinary securities here – other classes of equity securities cannot be added •Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed •It may be useful to set out issues of securities on different dates as separate line items 108,833,100 fully paid ordinary shares issued to Kentgrove Capital on 8 August 2019 Subtract the number of fully paid +ordinary securities cancelled during that 12 month period nil “A” 2,544,115,824

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 14 Doc ID 640919553/v1 04/03/2013 Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 381,617,374 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: •Under an exception in rule 7.2 •Under rule 7.1A •With security holder approval under rule 7.1 or rule 7.4 Note: •This applies to equity securities, unless specifically excluded – not just ordinary securities •Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed •It may be useful to set out issues of securities on different dates as separate line items 100,000,000 fully paid ordinary shares issued on 24 October 2018 “C” 100,000,000 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 381,617,374 Subtract “C” Note: number must be same as shown in Step 3 100,000,000 Total [“A” x 0.15] – “C” 281,617,374 [Note: this is the remaining placement capacity under rule 7.1]

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 15

Appendix 3B New issue announcement Part 2 on 6 May 2019 + See chapter 19 for defined terms. Appendix 3B Page 16 Doc ID 640919553/v1 04/03/2013 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 2,544,115,824 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 254,411,582 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: •This applies to equity securities – not just ordinary securities •Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed •Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained •It may be useful to set out issues of securities on different dates as separate line items 72,596,869 fully paid ordinary shares issued “E” 72,596,869

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Doc ID 640919553/v1 Appendix 3B Page 17 Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 254,411,582 Subtract “E” Note: number must be same as shown in Step 3 72,596,869 Total [“A” x 0.10] – “E” 181,814,713 Note: this is the remaining placement capacity under rule 7.1A